SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                                       July 27, 2006

Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Perry Hindin; Adelaja Heyliger

             Re:   Wellstar International, Inc.
                   Amendment No. 5 to Registration Statement on Form SB-2 Filed July 6, 2006
                   File No. 333-130295


     The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of July 19, 2006 relating to the Registration Statement on Form SB-2 (the "filing") of Wellstar International, Inc. ("Wellstar" or the "Company"). On behalf of the Company, we respond as follows:

Front Cover Page of Registration Statement and Prospectus Cover Page
--------------------------------------------------------------------

1. We note you response to our prior comment 1. However, compliance with contractual obligations under your registration rights agreement to register 200% of the shares underlying the convertible notes and warrants appears to be unrelated to a reasonable good faith estimate of the number of shares of common stock issuable upon conversation of the convertible note and exercise of the warrants. Please revise your registration statement to register an amount of shares based on such reasonable good faith estimate. In addition, provide support in your response letter for such number, including the specific calculations you performed and the justification for any assumptions relied upon. For example, with respect to the convertible notes, please tell us your justification, such as recent stock price history and volatility, for the market price used in calculation of your estimate of the variable conversion price. We note that section 1.2(A) of the note indicates that such market price is to be determined based on a 20 trading day window immediately preceding the date a holder elects to convert its note.

     Response:
     --------

     The registration statement has been revised to register 100% of the shares underlying the convertible notes and warrants based on a conversion price of $.114. The revised conversion price represents a good faith estimate because it is based on the Company's recent stock price. As indicated in Schedule A hereto, which sets forth the Company's stock price as reported on the www.nasdaq.com website, the Company's stock price has been at or near $.20 for the past five months.

     Pursuant to Section 1.2 of the convertible note, the conversion price shall be the lesser of (i) the fixed conversion price and (ii) the variable conversion price. The fixed conversion price is set at $0.12 and the variable conversion price is defined as the average of the lowest three (3) trading prices for the common stock during the twenty (20) trading day period ending one trading day prior to the date the conversion notice is sent by the holder to the borrower (the "conversion date"), multiplied by 60%.

     For purposes of determining the amount of shares to be registered, the conversion date is deemed to be the July 27 filing date of the amended registration statement. As indicated on Schedule A, the average of the three lowest intraday trading prices for the Company's common stock on the Pink Sheets for the 20 trading days before but not including July 27 is $.19. Accordingly, the $.114 conversion price was determined by multiplying $.19 by 60%. Based on the $.114 conversion price, the convertible notes in an aggregate principal amount of $3,000,000 are convertible into 26,315,789 shares of the Company's common stock.


     Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.



                                          Very Truly Yours,

                                          /s/ Darrin Ocasio
                                          -----------------
                                          Darrin Ocasio

                                   SCHEDULE A

     Wellstar International, Inc. Stock Price As Reported On www.nasdaq.com.

      Date          Open      High       Low       Close/Last       Volume
------------------------------------------------------------------------------
   07/27/2006      0.190      0.200     0.190         0.190         19,991
------------------------------------------------------------------------------
   07/26/2006      0.225      0.225     0.190         0.200         76,500
------------------------------------------------------------------------------
   07/25/2006      0.225      0.225     0.225         0.225         2,000
------------------------------------------------------------------------------
   07/24/2006      0.225      0.225     0.220         0.220         10,000
------------------------------------------------------------------------------
   07/21/2006      0.190      0.200     0.190         0.200           0
------------------------------------------------------------------------------
   07/20/2006      0.190      0.200     0.190         0.200         10,018
------------------------------------------------------------------------------
   07/19/2006      0.190      0.190     0.190         0.190         1,000
------------------------------------------------------------------------------
   07/18/2006      0.190      0.190     0.190         0.190         2,733
------------------------------------------------------------------------------
   07/17/2006      0.190      0.200     0.190         0.200         40,000
------------------------------------------------------------------------------
   07/14/2006      0.230      0.230     0.200         0.200         89,781
------------------------------------------------------------------------------
   07/13/2006      0.220      0.240     0.220         0.230         26,000
------------------------------------------------------------------------------
   07/12/2006      0.220      0.220     0.220         0.220         39,500
------------------------------------------------------------------------------
   07/11/2006      0.230      0.230     0.230         0.230           0
------------------------------------------------------------------------------
   07/10/2006      0.230      0.230     0.230         0.230         20,000
------------------------------------------------------------------------------
   07/07/2006      0.220      0.220     0.220         0.220         20,800
------------------------------------------------------------------------------
   07/06/2006      0.240      0.240     0.220         0.220           0
------------------------------------------------------------------------------
   07/05/2006      0.240      0.240     0.220         0.220         15,000
------------------------------------------------------------------------------
   07/03/2006      0.200      0.220     0.200         0.220         26,000
------------------------------------------------------------------------------
   06/30/2006      0.230      0.230     0.230         0.230         3,000
------------------------------------------------------------------------------
   06/29/2006      0.230      0.230     0.200         0.200           0
------------------------------------------------------------------------------
   06/28/2006      0.230      0.230     0.200         0.200           0
------------------------------------------------------------------------------
   06/27/2006      0.230      0.230     0.200         0.200           0
------------------------------------------------------------------------------
   06/26/2006      0.230      0.230     0.200         0.200         6,700
------------------------------------------------------------------------------
   06/23/2006      0.250      0.250     0.220         0.220         10,500
------------------------------------------------------------------------------
   06/22/2006      0.220      0.220     0.215         0.215         31,790
------------------------------------------------------------------------------
   06/21/2006      0.250      0.250     0.215         0.215         40,000
------------------------------------------------------------------------------
   06/20/2006      0.190      0.290     0.190         0.190           0
------------------------------------------------------------------------------
   06/19/2006      0.190      0.290     0.190         0.190         124,616
------------------------------------------------------------------------------
   06/16/2006      0.180      0.180     0.180         0.180         10,000
------------------------------------------------------------------------------
   06/15/2006      0.1725     0.190     0.1725        0.190         92,631
------------------------------------------------------------------------------
   06/14/2006      0.180      0.180     0.175         0.175         15,000
------------------------------------------------------------------------------
   06/13/2006      0.190      0.190     0.165         0.185           0
------------------------------------------------------------------------------
   06/12/2006      0.190      0.190     0.165         0.185           0
------------------------------------------------------------------------------
   06/09/2006      0.190      0.190     0.165         0.185         65,300
------------------------------------------------------------------------------
   06/08/2006      0.200      0.200     0.200         0.200           0
------------------------------------------------------------------------------
   06/07/2006      0.200      0.200     0.200         0.200           0
------------------------------------------------------------------------------
   06/06/2006      0.200      0.200     0.200         0.200         5,000
------------------------------------------------------------------------------
   06/05/2006      0.252      0.252     0.200         0.200         80,000
------------------------------------------------------------------------------
   06/02/2006      0.250      0.250     0.210         0.210         90,000
------------------------------------------------------------------------------
   06/01/2006      0.200      0.200     0.200         0.200         37,000
------------------------------------------------------------------------------
   05/31/2006      0.200      0.205     0.200         0.200           0
------------------------------------------------------------------------------
   05/30/2006      0.200      0.205     0.200         0.200         39,885
------------------------------------------------------------------------------
   05/26/2006      0.200      0.230     0.200         0.200         10,025
------------------------------------------------------------------------------
   05/25/2006      0.240      0.240     0.200         0.200        126,875
------------------------------------------------------------------------------
   05/24/2006      0.230      0.230     0.230         0.230         57,380
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   05/23/2006      0.230      0.240     0.230         0.240         7,000
------------------------------------------------------------------------------
   05/22/2006      0.240      0.240     0.230         0.230         50,000
------------------------------------------------------------------------------
   05/19/2006      0.250      0.250     0.240         0.240           0
------------------------------------------------------------------------------
   05/18/2006      0.250      0.250     0.240         0.240         39,000
------------------------------------------------------------------------------
   05/17/2006      0.250      0.250     0.250         0.250         10,000
------------------------------------------------------------------------------
   05/16/2006      0.250      0.250     0.240         0.250         7,100
------------------------------------------------------------------------------
   05/15/2006      0.240      0.250     0.240         0.250         60,100
------------------------------------------------------------------------------
   05/12/2006      0.230      0.235     0.230         0.235           0
------------------------------------------------------------------------------
   05/11/2006      0.230      0.235     0.230         0.235         19,600
------------------------------------------------------------------------------
   05/10/2006      0.250      0.250     0.230         0.230         6,270
------------------------------------------------------------------------------
   05/09/2006      0.240      0.240     0.240         0.240         30,000
------------------------------------------------------------------------------
   05/08/2006      0.265      0.265     0.240         0.240         90,000
------------------------------------------------------------------------------
   05/05/2006      0.280      0.280     0.280         0.280         5,500
------------------------------------------------------------------------------
   05/04/2006      0.270      0.280     0.270         0.280         9,190
------------------------------------------------------------------------------
   05/03/2006      0.260      0.260     0.250         0.250         25,900
------------------------------------------------------------------------------
   05/02/2006      0.260      0.280     0.250         0.250         91,589
------------------------------------------------------------------------------
   05/01/2006      0.260      0.260     0.260         0.260         13,800
------------------------------------------------------------------------------
   04/28/2006      0.240      0.260     0.220         0.250         50,200
------------------------------------------------------------------------------
   04/27/2006      0.220      0.220     0.220         0.220         1,000
------------------------------------------------------------------------------
   04/26/2006      0.270      0.270     0.260         0.260         19,300
------------------------------------------------------------------------------
   04/25/2006      0.220      0.270     0.220         0.260         14,016
------------------------------------------------------------------------------
   04/24/2006      0.250      0.250     0.230         0.230           0
------------------------------------------------------------------------------
   04/21/2006      0.250      0.250     0.230         0.230         58,400
------------------------------------------------------------------------------
   04/20/2006      0.280      0.280     0.230         0.250         51,666
------------------------------------------------------------------------------
   04/19/2006      0.250      0.250     0.230         0.230         26,000
------------------------------------------------------------------------------
   04/18/2006      0.250      0.250     0.210         0.240        139,041
------------------------------------------------------------------------------
   04/17/2006      0.220      0.250     0.220         0.250         27,775
------------------------------------------------------------------------------
   04/13/2006      0.220      0.220     0.200         0.210         4,200
------------------------------------------------------------------------------
   04/12/2006      0.220      0.220     0.195         0.220         34,750
------------------------------------------------------------------------------
   04/11/2006      0.190      0.220     0.190         0.210         29,850
------------------------------------------------------------------------------
   04/10/2006      0.212      0.220     0.190         0.220         70,735
------------------------------------------------------------------------------
   04/07/2006      0.210      0.210     0.205         0.210         69,900
------------------------------------------------------------------------------
   04/06/2006      0.205      0.205     0.205         0.205         20,950
------------------------------------------------------------------------------
   04/05/2006      0.205      0.210     0.205         0.210         20,000
------------------------------------------------------------------------------
   04/04/2006      0.200      0.200     0.200         0.200         9,725
------------------------------------------------------------------------------
   04/03/2006      0.220      0.240     0.190         0.200         62,500
------------------------------------------------------------------------------
   03/31/2006      0.200      0.240     0.190         0.240         60,000
------------------------------------------------------------------------------
   03/30/2006      0.180      0.190     0.180         0.190         11,000
------------------------------------------------------------------------------
   03/29/2006      0.180      0.190     0.180         0.190         30,000
------------------------------------------------------------------------------
   03/28/2006      0.210      0.210     0.180         0.210         98,000
------------------------------------------------------------------------------
   03/27/2006      0.210      0.210     0.180         0.190        123,170
------------------------------------------------------------------------------
   03/24/2006      0.220      0.250     0.210         0.210         60,000
------------------------------------------------------------------------------
   03/23/2006      0.195      0.200     0.195         0.200         35,000
------------------------------------------------------------------------------
   03/22/2006      0.240      0.250     0.180         0.200        165,785
------------------------------------------------------------------------------
   03/21/2006      0.200      0.240     0.190         0.240         56,500
------------------------------------------------------------------------------
   03/20/2006      0.180      0.180     0.180         0.180           0
------------------------------------------------------------------------------
   03/17/2006      0.180      0.180     0.180         0.180         5,000
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   03/16/2006      0.200      0.220     0.165         0.170        105,100
------------------------------------------------------------------------------
   03/15/2006      0.200      0.200     0.200         0.200         10,000
------------------------------------------------------------------------------
   03/14/2006      0.240      0.250     0.200         0.200         29,960
------------------------------------------------------------------------------
   03/13/2006      0.250      0.250     0.250         0.250         35,760
------------------------------------------------------------------------------
   03/10/2006      0.250      0.250     0.250         0.250         4,000
------------------------------------------------------------------------------
   03/09/2006      0.280      0.280     0.220         0.250         123,537
------------------------------------------------------------------------------
   03/08/2006      0.220      0.280     0.200         0.280         213,670
------------------------------------------------------------------------------
   03/07/2006      0.205      0.220     0.205         0.220         49,075
------------------------------------------------------------------------------
   03/06/2006      0.200      0.200     0.190         0.200         42,000
------------------------------------------------------------------------------
   03/03/2006      0.195      0.200     0.175         0.185         89,700
------------------------------------------------------------------------------
   03/02/2006      0.165      0.200     0.160         0.195         220,391
------------------------------------------------------------------------------
   03/01/2006      0.095      0.150     0.095         0.150         194,646
------------------------------------------------------------------------------
   02/28/2006      0.095      0.105     0.095         0.105         45,063
------------------------------------------------------------------------------
   02/27/2006      0.095      0.095     0.085         0.085           0
------------------------------------------------------------------------------
   02/24/2006      0.095      0.095     0.085         0.085           0
------------------------------------------------------------------------------
   02/23/2006      0.095      0.095     0.085         0.085         4,707
------------------------------------------------------------------------------
   02/22/2006      0.095      0.095     0.095         0.095         50,000
------------------------------------------------------------------------------
   02/21/2006      0.095      0.095     0.095         0.095         74,000
------------------------------------------------------------------------------
   02/17/2006      0.090      0.090     0.090         0.090         18,000
------------------------------------------------------------------------------
   02/16/2006      0.090      0.090     0.090         0.090         14,500
------------------------------------------------------------------------------
   02/15/2006      0.087      0.095     0.087         0.087         33,526
------------------------------------------------------------------------------

------------------------------------------------------------------------------
   02/14/2006      0.090      0.090     0.085         0.085           0
------------------------------------------------------------------------------
   02/13/2006      0.090      0.090     0.085         0.085         123,600
------------------------------------------------------------------------------
   02/10/2006      0.092      0.095     0.091         0.091         170,140
------------------------------------------------------------------------------
   02/09/2006      0.091      0.100     0.091         0.100         30,650
------------------------------------------------------------------------------
   02/08/2006      0.100      0.100     0.100         0.100         10,000
------------------------------------------------------------------------------
   02/07/2006      0.091      0.091     0.091         0.091         11,384
------------------------------------------------------------------------------
   02/06/2006      0.091      0.091     0.091         0.091           0
------------------------------------------------------------------------------
   02/03/2006      0.091      0.091     0.091         0.091         65,000
------------------------------------------------------------------------------
   02/02/2006      0.091      0.091     0.091         0.091         11,000
------------------------------------------------------------------------------
   02/01/2006      0.095      0.095     0.095         0.095         20,000
------------------------------------------------------------------------------
   01/31/2006      0.091      0.095     0.091         0.095         21,720
------------------------------------------------------------------------------
   01/30/2006      0.091      0.100     0.091         0.100         25,000
------------------------------------------------------------------------------
   01/27/2006      0.105      0.105     0.105         0.105           0